SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023 (Report No. 7)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On September 22, 2023, Nano Dimension Ltd. (the “Company”) issued a press release titled “Nano Dimension Re-affirms They Are Voting “AGAINST” Stratasys’ Value-Destructive Merger with Desktop Metal; Part of Growing Consensus Along with Large Shareholder, Donerail, and Proxy Advisor, ISS,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on September 22, 2023, titled “Nano Dimension Re-affirms They Are Voting “AGAINST” Stratasys’ Value-Destructive Merger with Desktop Metal; Part of Growing Consensus Along with Large Shareholder, Donerail, and Proxy Advisor, ISS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 25, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

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